Exhibit 99.1

Sundial and Indiva Announce Closing of $22 Million Strategic Investment

BROKERED PRIVATE PLACEMENT OFFERING OF $11,000,000 AND $11,000,000 TERM LOAN FACILITY

CALGARY, AB and LONDON, ON, Feb. 23, 2021 /CNW/ - Sundial Growers Inc. ("Sundial") (NASDAQ: SNDL), a Canadian licensed producer of recreational cannabis and Indiva Limited ("Indiva") (TSXV:NDVA) (OTCQX:NDVAF), a leading Canadian producer of cannabis edibles, are pleased to announce the closing of the previously announced $22,000,000 strategic investment (the "Investment") into Indiva by Sundial.

The Investment was completed by way of a brokered private placement (the "Placement") led by ATB Capital Markets Inc. ("ATB" or the "Agent") of 25,000,000 common shares of Indiva (the "Common Shares") at a price of $0.44 per Common Share, raising gross proceeds of $11,000,000 (the "Equity Investment"), and a secured non-revolving term loan facility to Indiva in the principal amount of $11,000,000 (the "Term Loan"). Sundial was the sole subscriber in the Placement and sole lender of the Term Loan.

The Term Loan matures on February 23, 2024 (the "Maturity Date") and bears an interest rate of 9% per annum. 50% of accrued interest is payable in cash on the last day of each month and the remaining 50% of accrued interest is payable, at the option of Indiva, (i) in cash on the last day of each month, or (ii) payable in arrears on the Maturity Date. The Term Loan was issued at an original issue discount of 4% and provides that upon a change of control of Indiva, Sundial shall have the option exercisable within 60 days to require Indiva to prepay 104% of the outstanding principal amount of the Term Loan and all accrued and unpaid interest.

Pursuant to the Investment, Sundial and Indiva entered into an investor rights agreement (the "IRA") whereby Sundial was granted the right to participate in future equity financings to maintain its pro-rata ownership in Indiva and registration rights, subject to customary limits and exceptions. In addition, the IRA provides that in the event Indiva completes a further offering of securities, which contain warrants, in the ninety (90) days following the closing of the Investment (a "Further Offering"), it shall issue to Sundial, for no additional consideration, and on the terms of such warrants offered in the Further Offering, such number of warrants equal to the number of warrants Sundial would have received had the Equity Investment been made in the Further Offering (the "Conditional Warrants"). Any issuance of Conditional Warrants is subject to the prior approval of the TSX Venture Exchange (the "TSXV") and if issued, will contain a provision preventing their exercise if, following such exercise, Sundial or its affiliates would hold greater than 19.9% of the issued and outstanding Common Shares and have a maximum term of five (5) years.

Indiva intends to use the net proceeds of the Investment to retire its outstanding debt in full, which includes its demand loan and promissory note, as well as for working capital and other general corporate purposes.

The Investment is subject to the final approval of the TSXV. The Common Shares issued under the Placement will be subject to a statutory hold period of four months and one day following the closing of the Placement.

Pursuant to the Investment, Indiva paid to ATB: (a) a cash commission equal to $330,000 being 3.0% of the aggregate gross proceeds from the Placement; and (b) a financial advisory fee of $220,000, being 2.0% of the principal amount of the Term Loan.

Early Warning

Immediately prior to the Placement, Sundial and its affiliates held no Common Shares. Upon the closing of the Placement Sundial and its affiliates exercise control and direction over 18.45% of the issued and outstanding Common Shares. Sundial and its affiliates do not currently own any convertible securities of Indiva. The Common Shares are being acquired for investment purposes and, as of the date of this news release, Sundial and its affiliates have no current intention to acquire control or direction over additional securities of Indiva above 19.9% of the issued and outstanding Common Shares, either alone or together with any joint actors.

The securities to be offered pursuant to the Placement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with common shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale modular growing approach, award-winning genetics and experienced master growers set us apart.   Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.   Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.  We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.  For more information on Sundial, please go to www.sndlgroup.com.

ABOUT INDIVA LIMITED

Indiva sets the standard for quality and innovation in cannabis. As a Canadian licensed producer, Indiva creates premium pre-rolls, flower, capsules, and edible products and provides production and manufacturing services to peer entities. In Canada, Indiva produces and distributes the award-winning Bhang® Chocolate, Wana™ Sour Gummies, Ruby® Cannabis Sugar, Sapphire™ Cannabis Salt, Artisan Batch, and other Powered by INDIVA™ products through license agreements and partnerships. Click here to connect with Indiva on LinkedIn, Instagram, Twitter and Facebook, and here to find more information on the Company and its products.

DISCLAIMER AND READER ADVISORY

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has in any way passed upon the merits of the contents of this press release and neither of the foregoing entities accepts responsibility for the adequacy or accuracy of this release or has in any way approved or disapproved of the contents of this press release.

Certain statements contained in this press release constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the parties' current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the parties. The material factors and assumptions include the receipt of regulatory approval and third party consents, the ability of Indiva to satisfy its existing debt obligations with the proceeds of the Placement and Term Loan, use of proceeds and other risks associated with regulated entities in the cannabis industry.

The forward-looking information contained in this release is made as of the date hereof and the parties are not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com; INVESTOR CONTACT, Anthony Simone, Phone: 416-881-5154, Email: ir@indiva.com

CO: Sundial Growers Inc.

CNW 18:57e 23-FEB-21